Exhibit 99.1

Medicure's Subsidiary - Marley Drug to Partner with RxSpark, the Next Generation in Pharmacy Discount Programs, to be its Sole Mail-Order Pharmacy

WINNIPEG, MB, Feb. 22, 2022 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH) (OTC: MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, is pleased to announce the integration of its subsidiary, Marley Drug® pharmacy, as the sole mail-order pharmacy for RxSpark™, the next generation in pharmacy discount programs.

Described as a much-needed disruptor in the health and pharmacy space, technology company RxSpark addresses an urgent need with its proprietary prescription drug savings program through www.rxspark.com. Poor-coverage or lack of health insurance, exacerbated by the economic impact of the COVID-19 pandemic, has placed prescription medication beyond the reach of many Americans. Additionally, the COVID-19 pandemic has accelerated changes to the healthcare system unlike any other recent event, with increased consumer demand for online services such as telehealth, remote patient monitoring and home delivery of medications. For its customers, the RxSpark platform offers a powerful search function and an improved drug results capacity which makes it easier to find the best discounted prices for medications in nearby pharmacies throughout the U.S.

The integration of Marley Drug as the sole mail-order pharmacy for the RxSpark platform now allows consumers using the platform to receive medication directly to their door. The Marley Drug home delivery service will be available to all consumers regardless of where they may live in the U.S., as Marley Drug is licensed to provide medication in all 50 states and most territories. Apart from the typical 30- and 90-day fill of medication, Marley Drug also offer customers the ability to acquire extended supply fills of 6- and 12-months. For chronic care medication, 6- and 12-month quantities could increase patient adherence and lead to better management of medical conditions. Additional benefits include fewer pharmacy visits, less frequent refills and overall reduced cost. Marley Drug will provide well over 100 chronic care medications at $37 for 6-months and $70-for 12 months with free delivery anywhere in the United States and some territories.

Says Albert D. Friesen, PhD, Chief Executive Officer of Medicure and Chair of its Board of Directors - "We are pleased to partner with RxSpark and to serve as the sole mail-order pharmacy on the platform. Many Americans do not realize that prescription drug pricing can significantly vary from one pharmacy to another, and even from day to day. However, having Marley Drug as a consistent option for affordable medication that is accessible by all Americans regardless of where they may live, using the RxSpark platform, will provide a reasonable option for medication disparities. This is another step forward to adapt to the rapidly changing health care landscape which places the consumer first, and it is also part of our broader growth strategy, which recently included launching the Marley Drug Pharmacy e-commerce platform – www.marleydrug.com."

"In light of seismic changes to the health ecospace and the shift to online services, we are excited to be partnering with Marley Drug to offer mail order medications to our members across the whole of the U.S. Our goal has always been to improve access to affordable prescription medications and thereby encourage adherence to treatment plans and contribute to a healthier America. Partnering with Marley Drug expands this offering, adding an affordable mail order option to our prescription savings program," says John Casson, CEO and Founder of RxSpark.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of innovative and affordable therapeutics for the U.S. market. Medicure's sales force markets to physicians and other healthcare professionals and now with E-Commerce integration, will be offering patients and providers direct online ordering and home delivery. Our vision is to become a leading pharmaceutical company within the U.S, offering a growing portfolio of products that improve patients' lives. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug®, Inc. ("Marley Drug"), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and most territories, including Puerto Rico. Marley Drug is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or e-mail info@marleydrug.com. For more information on Medicure please visit https://www.medicure.com/. For additional information about AGGRASTAT®, refer to the full Prescribing Information. For additional information about ZYPITAMAG®, refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit: https://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from the E-Commerce platform, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2020.

View original content:https://www.prnewswire.com/news-releases/medicures-subsidiary---marley-drug-to-partner-with-rxspark-the-next-generation-in-pharmacy-discount-programs-to-be-its-sole-mail-order-pharmacy-301487410.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2022/22/c0037.html

%CIK: 0001133519

For further information: Dr. Albert D. Friesen, Chief Executive Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com , https://www.medicure.com/

CO: Medicure Inc.

CNW 09:00e 22-FEB-22